LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111

02055807

02 NOV 12 AM 11:47

7 November 2002

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

dlw 11/18

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)

7 November 2002

Laura Ashley Holdings plc
announces store review in Europe

Laura Ashley Holdings plc ("the Company") announces that it has undertaken a review of its store portfolio.

As stated in its interim results announcement, Laura Ashley has decided to franchise its Continental European businesses and is actively seeking franchise partners. In the meantime, the Company is taking action to reduce losses in Continental Europe and after a review of its portfolio of stores, has decided to close 5 stores in France and 6 in Germany. It is currently in discussion with relevant works councils. This decision is expected to result in an exceptional charge of £1m for the year ended 25 January 2003.

In addition, the management team will continue to focus on maximising the profitability of the existing store portfolio. As a result, the Company has taken the decision to reduce the number of new stores to be opened in the UK for both the remainder of this year and next year. In total, 16 new stores will be opened this year and stores to be opened next year are under review.

Since the Company last announced current trading at the end of September 2002, for the 6 weeks ended 2 November 2002, total like for like sales are up 7% with fashion sales up 17% for the same period.

Enquiries:

Iain Nairn	Laura Ashley Holdings plc	020 7880 5100
Tom Buchanan/ Katya Reynier	Brunswick Group	020 7404 5959